OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

March 28, 2018

Via Electronic Transmission

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	OFI SteelPath Series Trust – Oppenheimer SteelPath MLP Select 40 Fund, Oppenheimer SteelPath MLP Alpha Fund, Oppenheimer SteelPath MLP Alpha Plus Fund and Oppenheimer SteelPath MLP Income Fund (each a “Fund,” and collectively, the “SteelPath MLP Funds”)

Registration Statement on Form N-1A

File Nos. 333-163614 and 811-22363

Dear Mr. Cowan:

We thank you for your recent comments on the SteelPath MLP Funds, each Fund a series of OFI SteelPath Series Trust (the “Trust”). We have included your comments in italics below, followed by our response.

PROSPECTUS

SteelPath Select 40 Fund

1.	Comments noted on this Fund filing apply to all the Steel Path Funds to the extent applicable.

The Trust will apply comments accordingly.

2.	We do not see an "Appendix A." Please delete the reference to Appendix A.

All references to Appendix A have been removed.

3.	Please include EDGAR correspondence with completed fee tables and examples prior to effectiveness.

Updated expense and example tables for each Fund are included in the registration statement filed (485BPOS on March 28, 2018) in connection with this response letter.

4.	The expense table should include a separate line for "Current Tax Expense" under "Other Expenses."

The Trust believes that the current presentation of the Funds’ expense tables is consistent with Form N-1A and competing funds’ presentations of their expense tables. However, the Trust is undertaking a project internally to consider how presentation of the expense tables can be enhanced, including whether presenting the line item “Current Tax Expense” (in light of the SEC staff’s comment) is appropriate. Upon our review of potentially adding this line item, we will amend the prospectus at the next annual update (or an earlier opportunity, e.g., 497 filing, if available).

5.	Please confirm supplementally whether the Funds’ portfolio turnover figures are accurate.

We have revised each Fund’s portfolio turnover figures to accurately reflect the rates.

6.	Please explain how “MLP investments” are consistent with the Fund's name and Rule 35d-1. The name suggests that the Fund will be invested in MLPs structured and taxed as partnerships (in the case of Oppenheimer Steel Path MLP Select 40 Fund, a minimum of 40). In particular, please explain how MLPs that are taxed as C-Corps, securities issued by affiliates of MLPs, and PIPEs issued by MLPs are the economic equivalents of MLPs. Also, will all the LLC investments be taxed as partnerships?

In the release adopting Rule 35d-1 under the Investment Company Act of 1940, the SEC recognized that an investment company may include a synthetic instrument in its names rule basket if it has economic characteristics similar to the securities included in that basket. The Funds’ investments in the defined MLP investment types will expose a Fund's assets to the economic fortunes and risks of MLP investments. As such, these investments can be said to have economic characteristics similar to MLPs and can be included for purposes of the Fund's 80% investment policy. All LLC investments would not be taxed as partnerships; it would depend on whether [or not] the LLC elects to be treated as a partnership for tax purposes.

7.	The first paragraph under “Principal Investment Strategies” includes the phrase, “…MLP Investments may include, but are not limited to…” when describing the types of investments that are deemed to be “MLP Investments.” The Staff takes the view that a Fund cannot leave open the types of investments that will compose the 80% test. Please specify all "MLP investments."

The Funds have deleted the term “but are not limited to.”

8.	Please consider identifying which MLP investments are exchange-traded.

The Trust has considered the comment. As a threshold matter, we note that the Funds have deleted the reference to investment in exchange-traded funds in the Principal Investment Strategies section. We also note that the Funds do not yet have a list of ETFs they intend to invest in.

9.	Please specify the types of securities issued by MLP affiliates where “MLP affiliates” is referenced in the Principal Investment Strategies section.

The section titled “MLP Affiliates” under “Principal Risks” more specifically describes the types of securities issued by MLP affiliates.

10.	Please confirm AFFE is less than 0.01%.

We confirm that AFFE for each Fund is less than 0.01%.

11.	Please delete from the Principal Investment Strategies section those strategies identified as non-principal to either the SAI or later in the prospectus.

We have revised the Funds’ disclosures accordingly.

12.	Please confirm supplementally whether derivatives are counted toward satisfying the 80% test. If so, they must be based on market value. Also, this used to be specified as a non-principal strategy. Has that changed?

Derivatives are not counted toward the 80% test and are still deemed to be a non-principal investment strategy.

13.	Please add risks related to investment in MLP organized and taxed as a C-Corp.

The Trust believes that the risks associated with investment in MLPs organized and taxed as a C-Corp are adequately disclosed.

14.	Please add to the Principal Risks section risks related to investment in PIPEs issued by a MLP.

We have added to the Principal Risks section risk disclosure related to PIPEs.

15.	Please describe the secondary index.

We revised the introductory paragraph to the performance table to describe the secondary index.

16.	Please delete from the bar chart’s footnote the disclosure regarding period year-to-quarter performance information, as the performance return information is already shown in the bar chart. Also, please update all numbers in the bar chart and table (we assume returns are not all 0.00%).

The bar chart and risk return table for the Funds have been updated. We note that the Funds have 11/30 fiscal year ends and that N-1A Item 4(b)(2)(ii) requires the footnote to the bar chart to include year-to-date return information if the Fund’s fiscal year is other than a calendar year. Accordingly, while the sentence repeats information in the bar chart, the Funds have chosen to follow the precise terms of N-1A for purposes of managing consistency across Fund disclosures.

17.	Please add a discussion of current tax expense (liability) as well here and graphic presentation below.

Please see the response at Comment No. 4, above.

18.	With respect to the discussion of changes in connection with the recent tax laws signed into law on December 22, 2017, please specify as these changes are now in effect and revise all disclosure in prospectus, as necessary.

The Funds have updated disclosures in the tax section of the prospectus and the SAI.

19.	Please consider whether the change in strategy requires any updates/changes to the “Distribution Policy Risk” section.

The Funds have modified the disclosure to reflect recent updates/changes to the referenced section.

20.	Please disclose the other risks associated with return of capital distributions (e.g., such distributions will further decrease the Company’s total assets and therefore have the likely effect of increasing the Company’s expense ratio as the Company’s fixed expenses will become a larger percentage of the Company’s average net assets. In addition, in order to make such distributions, the Company may have to sell a portion of its investment portfolio at an inopportune time. These effects could have a negative impact on the fund's net asset value.

The Trust believes that the risks associated with capital distributions are generally adequately disclosed. However, in light of the SEC staff’s comment, the Fund will consider the level or specificity of such disclosure in the referenced section in connection with the next annual update (or an earlier opportunity, e.g., 497 filing, if available).

21.	In light of the change in the 80% policy to MLP investments, are any of the sections in “Other Investment Strategies and Risks” now principal investments?

We have relocated “MLP Affiliates” and “Private Investments in Public Equity (PIPEs)” to the discussion of Principal Risks.

22.	Under the section titled “Advisory Fees,” please change “expenses of any class of the Fund to exceed the foregoing limits” to “fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the fund’s current expense cap.”

The Trust believes that the current disclosure best reflects the terms of the actual expense limitation agreement as agreed upon by the Funds and adviser, and is generally plainer English. Consequently, the Funds respectfully decline to make this change.

23.	Please confirm that the “More About Your Account” section incorporates all the latest agreed upon changes in the Oppenheimer Integrity Fund filing (002-76547) we accelerated in January 2018.

We confirm that the section incorporates all of the latest agreed-upon changes in the January 2018 filing of Oppenheimer Integrity filing.

24.	Under the section titled “Redemption Price,” please also consider disclosing additional detail regarding the fund's practices to redeem in kind, such as whether those redemptions would be pro-rata slices of portfolio assets, individual securities or representative securities baskets.

The Trust believes that the disclosure concerning redemptions in kind is adequate and appropriate. However, in light of the SEC staff’s comment, the Fund will consider to what extent the “Redemption In-Kind” disclosure could be enhanced for shareholder understanding in connection with the next annual update (or an earlier opportunity, e.g., 497 filing, if available).

25.	In the first bullet under the section “Options for Receiving Redemption Proceeds,” please specify when payments by check will be processed.

The Fund believes that that disclosure included under “Payment Delays” provides the level of specificity necessary for a shareholder to have a sense of when to expect payment for redeemed shares. It provides, in pertinent part: “Payment for redeemed shares is typically made within one business day after the Transfer Agent receives redemption instructions in proper form regardless of the payment method requested, but may be delayed for up to seven days as described below. For accounts registered in the name of a broker-dealer, payment will normally be forwarded to the broker-dealer within two business days. The Transfer Agent may delay processing redemption payments for recently purchased shares until the purchase payment has cleared. That delay may be as much as five business days from the date the shares were purchased.”

26.	Under the section “Payment Delays,” please clarify which redemption methods are "typically expected" to be used in other circumstances. See Item 11(c)(8).

The Fund believes the disclosure in the referenced section clearly and adequately provides the methods that the Fund “typically expects” to use to meet redemption requests, and whether those methods are used regularly, or only in “stressed market conditions.”

27.	In the “Special Sales Charge Arrangements and Waivers” Appendix, please make sure the Appendix is consistent with the Oppenheimer Integrity Fund filing we accelerated in January 2018 (002-76547).

We confirm that the section incorporates all of the last agreed-upon changes in the January 2018 Oppenheimer Integrity filing.

SteelPath MLP Alpha Fund

28.	Please see comments above regarding Fund name, strategies and risks.

Please see the response to Comment No. 6, above.

29.	Please add disclosure related to the Fund’s "Alpha" strategy.

The term “Alpha” is not used to indicate an investment type or other investment strategy particularly associated with the Fund, but rather is part of the Funds’ name as designed to distinguish it in the marketplace.

30.	In the “Conflicts of Interest” section, has the board considered and voted on these conflicts of interest issues? If so, what did they consider (did they consider the best interests of the shareholders)?

The Board, along with its independent counsel, has reviewed and considered the disclosure concerning the conflicts of interests. While we are not aware of a per se “vote” regarding the disclosure, we do note that the trustees of the Fund also sign the registration statement.

SteelPath MLP Income Fund

31.	See the comments above regarding Fund name, strategies and risks.

Please see the response to Comment No. 6, above.

32.	It is difficult to differentiate the strategy of this fund from the other MLP funds. All we can tell from the disclosure is that the first fund is diversified, but the other three are not and the last fund uses leverage.

We have added the following sentence to the Fund’s Principal Investment Strategies to help differentiate the Fund: “Under normal circumstances, the Fund typically targets higher-yielding MLPs.”

33.	In the last sentence of the second paragraph under the Fund’s Principal Investment Strategies, please specify what constitutes a "limited number" number of issuers.

The term “limited number of issuers” is solely intended to explain the initial clause of that sentence, “[t]the Fund is non-diversified,” consistent with the definition of “diversified” [and, non-diversified] under Section 5 of the Investment Company Act.

SteelPath MLP Alpha Plus Fund

34.	Please see comments above regarding Fund name, strategies and risks.

Please see the response to Comment No. 6, above.

35.	At the end of the second paragraph under the Fund’s Principal Investment Strategies, please clarify - is this meant to be two separate sentences? Or, is "fewer than 20 MLP investments" what is meant by "a limited number of issuers?"

The term “limited number of issuers” is solely intended to explain the initial clause of that sentence, “[t]the Fund is non-diversified,” consistent with the definition of “diversified” [and, non-diversified] under Section 5 of the Investment Company Act. A period should be inserted after the term “issuers,” and a new sentence began with “At times…” That change has been made. The term “fewer than 20 MLP investments” is intended to provide shareholders with an understanding of how limited the fund’s holdings can at time be.

36.	Is the difference between this fund and the others that it uses leverage through borrowings? As referenced above, please describe specifically what the alpha plus strategy is.

Yes, the difference between this Fund and the other SteelPath Funds is that it uses leverage. We describe the fund’s ability to borrow in the third paragraph under Principal Investment Strategies.

STATEMENT OF ADDITIONAL INFORMATION

37.	With respect to the section “Risks of Investing in Private (Unregistered) Investment Companies,” please state that such shares "will be" illiquid.

While considered generally to be illiquid from a regulatory perspective, as a practical matter shares of private unregistered investment companies may not in all cases be illiquid. For that reason, we respectfully decline to make the change.

38.	Please clarify what is meant by the disclosure included in the very last sentence of the section “Risks of Investing in Private (Unregistered) Investment Companies.” Will the Fund count all such investments as illiquid and subject to the overall 15% limitation on illiquid securities?

The disclosure is intended to convey that such investments will, in fact, count toward each Fund’s overall 15% limitation on illiquid securities.

39.	With respect to the section “Regulatory Aspects of Derivatives and Hedging Instruments,” please be more specific about what the de minimis amounts are since the funds will be operated to stay within these limits.

The “certain de minimis amounts” disclosure referenced in the disclosure refers to the rules promulgated by the CFTC in connection with a fund being deemed a commodity pool. Those amounts have been built into the Fund’s compliance limitations, but are subject to change in accordance with shifting regulations. For that reason, and the fact that we believe that disclosure of such percentage amount is unnecessarily granular in light of the point and context of the sentence (the investment adviser’s registration as a CPO under CFTC rules, or the exemption therefrom such requirement), the Fund respectfully declines to make this change.

Investment Restrictions

40.	Please add an explanatory note that each Fund will be concentrated in the group of industries that comprise the energy sector (i.e., can't reserve freedom of action as to concentration).

Each Fund’s prospectus reflects, in its Principal Investment Strategies section, that it will be concentrated in the energy sector. Respectfully, the Trust takes the view that further disclosure is not necessary.

41.	Please consider adding a non-fundamental policy on investing in illiquid securities.

Each Fund’s prospectus indicates that it “will not invest more than 15% of its net assets in illiquid securities,” which statement is essentially a non-fundamental policy. Accordingly, the Fund does not believe that adding the same statement to the “Non-Fundamental Investment Restrictions” is necessary.

42.	Please note that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the fund will consider the concentration of its underlying investment companies when determining the fund’s compliance with its concentration policies.

We have added the following sentence to the explanatory notes under the investment restrictions: “For purposes of compliance with its concentration policy, each Fund will consider portfolio investments held by underlying investment companies in which each Fund invests, to the extent that each Fund has sufficient information about such portfolio investments. Each Fund will make reasonable efforts to obtain such information.”

***

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-0310

tedwards@ofiglobal.com

Sincerely,

/s/ Taylor V. Edwards

________________________

Taylor V. Edwards

Senior Vice President & Managing Counsel

cc: Cynthia Lo Bessette, Esq.

Joseph Benedetti, Esq.

Amy E. Shapiro, Esq.

Ropes & Gray LLP